

July 16, 2020

Jeffrey Farber
Chief Financial Officer
The Hanover Insurance Group, Inc.
440 Lincoln Street
Worcester, Massachusetts 01653

   Re: The Hanover Insurance Group, Inc.
    December 31, 2019 Form 10-K
    Filed February 24, 2020
    File No. 001-13754

Dear Mr. Farber:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

December 31, 2019 Form 10-K

Note 3. Investments, page 87

1. Please revise future filings to present a rollforward of the allowance for credit losses for all material amounts. Refer to ASC 326-20-50-13 and ASC 326-30-50-9 for guidance.

Note 14. Reinsurance, page 111

2. Please revise future filings to present an aging analysis for your reinsurance recoverables and disclose when you consider an amount past due. Refer to ASC 326-20-50-14 for guidance. To the extent a significant amount of receivables are past due, please revise MD&A to discuss payment practices and trends and to discuss the impact on your liquidity and financial results.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance